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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70026

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Linden Thomas and Company Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

516 N Tryon Street
(No. and Street)

Charlotte	North Carolina	28202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen L Thomas	704-554-8150	slthomas@lindenthomas.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

McBee & Co., PC
(Name – if individual, state last, first, and middle name)

718 Paulus Avenue	Dallas	Texas	75214
(Address)	(City)	(State)	(Zip Code)

9/22/2009	3631
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Stephen L Thomas_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Linden Thomas and Company Securities, LLC_____, as of ___12/31_____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Managing Principal

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*_*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

Linden Thomas and Company Securities, LLC
December 31, 2025
Audited Statement of Financial Condition
Public Report

Linden Thomas and Company Securities, LLC
Table of Contents
December 31, 2025



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director and Member of Linden Thomas and Company Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Linden Thomas and Company Securities, LLC as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Linden Thomas and Company Securities, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Linden Thomas and Company Securities, LLC's management. Our responsibility is to express an opinion on Linden Thomas and Company Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Linden Thomas and Company Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

McBee & Co.

McBee & Co., PC

We have served as Linden Thomas and Company Securities, LLC's auditor since 2017.
Dallas, Texas
March 31, 2026

Linden Thomas and Company Securities, LLC
Statement of Financial Condition
December 31, 2025

Assets	
Cash	$ 325
Due from clearing firm	151,871
Prepaid expenses and other assets	18,370
Due from affiliates	1,210,112
Clearing firm deposit	100,000
Total Assets	$ $1,480,678
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued liabilities	$ 1,474
Total Liabilities	1,474
Member's Equity	1,479,204
Total Liabilities and Member's Equity	$ 1,480,678

See.notes.to.financial.statement¡

Linden Thomas and Company Securities, LLC
Notes to Financial Statement
December 31, 2025

Note 1 – General and Summary of Significant Accounting Policies

General

Linden Thomas and Company Securities, LLC (the "Company") became a registered broker / dealer with the SEC and FINRA on May 11, 2018. The majority of the Company's business is fee-based through its affiliates, SEC Registered Investment Advisory firms. The broker / dealer's primary focus is on fixed income securities. Clients overlap both business entities.

The Company is wholly owned by Linden Thomas and Company, LLC ("LTC"), which is wholly owned by Mr. Stephen Thomas.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company will not hold customer funds or safe keep customer securities. The Company as an introducing broker/dealer clears all transactions with and for customers on a fully disclosed basis with the clearing firm, who promptly transmits all customer funds and securities to the clearing broker/dealer which carries all of the accounts of such customer, maintains and preserves such books and records, pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4, as are customarily made and kept by the clearing broker/dealer.

Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

(b) Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of fixed income securities services. The Company has identified its Managing Principal as the chief operating decisions maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or to pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Segment financial information is identical to that presented in the accompanying financial statements.

(d) Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months when purchased, which are not held for sale in the ordinary course of business.

(e) Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Receivables from broker-dealers and clearing organizations. The Company's receivable from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Receivables due from the clearing firm are generally collected in full in the month following their accrual. Receivables from the affiliates are generally settled on a short-term basis. As such, management has not recorded an allowance for credit losses.

(f) Fair Value of Financial Instruments

Cash, due from clearing firm, due from affiliates, and clearing firm deposits are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

(g) Revenue Recognition

Significant Judgments. Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Commission income also includes interest rebates on customer accounts and other revenue related to customer accounts which is recorded on the trade date.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly.

Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

(h) Income Taxes

The Company is a single member limited liability company and elected to be treated as an S Corporation for federal income tax purposes. Income taxes are calculated and paid at the member level. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements

(i) Recently Issued Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations.

(j) Clearing Firm Deposits

Under its clearing agreement with Wells Fargo Clearing Services, LLC ("Wells Fargo"), certain levels of cash or securities are required to be maintained on deposit with the clearing organization. The deposit amount is $100,000. Should the clearing organization suffer a loss due to failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organization.

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of $250,722 and was $200,722 in excess of its required net capital of $50,000. The Company does have $1,474 in indebtedness; therefore, the ratio between aggregate indebtedness to Net Capital is .01 to 1.00.

Capital contributions and distributions to the members can be made under a capital policy approved by the Company's member. Periodic contributions and/or distributions approved by the member may be made in order to enable the member to effectively manage the Company.

Note 3 – Related Party Transactions

The Company has an Office and Administrative Services Agreement in place, which was renewed on January 1, 2025, with its Parent whereby the Parent charges the Company for administrative functions, including but not limited to office and secretarial services, accounting oversight, use of office facilities and equipment, employee compensation and related employee benefits, liability insurance, technology, and other indirect expenses of operations. This agreement remains in force until either party submits a notice of termination.

Under this Agreement, the Company incurred $1,427,208 in fees for the period from January 1, 2025, to December 31, 2025 of which approximately $350,000 were contributed by member in lieu of cash payments. The existence of this association may create operating results and a financial position significantly different than if the companies were autonomous.

The due from affiliates relates to timing and repayment of clearing broker charges.

The sole member of LTC, a registered securities representative, generates most of the Company's revenues. The Company is economically dependent upon him due to the concentration of services he provides.

Note 4 – Concentrations and Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by another securities broker-dealer under a clearing agreement. Although the Company clears its transactions through another securities broker-dealer, the Company is exposed to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. At December 31, 2025, there were no amounts to be indemnified to the clearing brokers.

The Company has approximately 82% of its assets in due from affiliates. The receivable is unsecured, non-interest bearing, and due on demand.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balance at times may exceed federally insured limits of $250,000.

Note 5 - Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2025, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 6 – Subsequent Events

We have evaluated all subsequent events through March 31, 2026, the date on which these financial statements were available to be issued and determined that there are no subsequent events to record or disclose.